November 14, 2011

VIA EDGAR TRANSMISSION

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Phillips 66

Registration Statement on Form 10 relating to the

Common Stock of Phillips 66

Ladies and Gentlemen:

On behalf of Phillips 66 (the “Company”), a Delaware corporation and wholly owned subsidiary of ConocoPhillips, submitted for filing under the Securities Exchange Act of 1934, as amended, is the Company’s Registration Statement on Form 10 relating to the registration of the Company’s common stock, par value $0.01 per share, under Section 12(b) of the Securities Exchange Act of 1934.

Division of Corporation Finance

November 14, 2011

If you have any questions regarding this filing, please contact the undersigned at (212) 403-1233, or Gregory E. Ostling, Esq. at (212) 403-1364, both of this office, as counsel to the Company. If appropriate, the Company’s preference is to receive Staff comments on the registration statement via email, addressed to Jeff Sheets, Chief Financial Officer of ConocoPhillips, at the address [jeff.w.sheets@conocophillips.com] and to me at the address [ARBrownstein@wlrk.com].

Very truly yours, /s/ Andrew R. Brownstein Andrew R. Brownstein, Esq.

cc: Janet L. Kelly, Esq. (ConocoPhillips)